

April 4, 2014

Via E-mail
Glenn D. McCoy
Vice President and Chief Financial Officer
First Citizens Bancshares, Inc.
4300 Six Forks Road
Raleigh, North Carolina 27609

> **Re:** **First Citizens Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-16715**

Dear Mr. McCoy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

NonInterest Income, page 35

1. You state beginning on page 35 that during 2013 you experienced large recoveries of loan balances that were previously charged off and that these recoveries were recorded as noninterest income rather than as an adjustment to the allowance for loan and lease losses since charge-offs on acquired loans are primarily recorded through the nonaccretable difference. Please tell us in further detail how you accounted for these loans subsequent to your acquisition, including but not limited to interest accretion, recognition of provisions loan losses and charge-offs, and upon receipt of payments subsequent to charge-off. Please consider providing us with journal entries to better understand your accounting along with the authoritative guidance you relied upon to support your accounting if different than the guidance in ASC 310-30-35-10 and 35-11.

Note C – Loans and Leases, page 81

2. We note disclosure on page 86 of the changes in the carrying value of acquired loans. Please tell us and consider revising your future filings to disaggregate the reductions to the carrying value separately for repayments, foreclosures, and decreases in fair value.

Note D – Allowance for Loan and Lease Losses, page 87

3. We note disclosure on page 88 of the quantitative reclassification adjustments made during the second quarter of 2013 as a result of enhancements to your allowance for loan losses (ALLL) as further described in Note A and on pages 17 and 44. Due to the significant fluctuations that have resulted from these ALLL reclassifications, please tell us and revise your future filings to provide a more detailed understanding, by portfolio segment, of the reasons for these fluctuations. Please also explain the impact, if any, to the provision for loan losses recorded during 2013 as we note significant differences in provisions for each portfolio segment when compared to the prior period and in total for 2013.

4. As a related matter, we note that the ALLL for your revolving mortgage loans, as a result of your reclassification adjustments decreased $9.8 million during 2013. Noting that overall loan balances and delinquency trends have remained consistent during 2013 when compared to 2012 in addition to the revolving mortgage loans disclosures on page 41, please tell us and revise your future filings to fully explain the reasons for the significant reclassification adjustment to your revolving mortgage loan ALLL during 2013.

5. We note disclosure on page 90 that the total recorded investment for your originated impaired loans was $202.3 million as of December 31, 2012. We note, however, that the total recorded investment for your originated impaired loans disclosed on page 94 of your Form 10-K for the fiscal year ended December 31, 2012 totaled $172.9 million. Please tell us and consider revising your future filings to explain the reason(s) for the difference between these disclosed impaired loans totals and all of your other impaired loan disclosure amounts (i.e. unpaid principal balances, related allowance recorded, YTD average balance, interest income recognized YTD).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3492 with any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant